UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

BLife Investment Corporation
(Name of Subject Company)

BLife Investment Corporation
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

BLife Investment Corporation
(Name of Person(s) Furnishing Form)

Unit
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Daiwa House Morimoto Asset Management Co., Ltd.
ATTN: Hirotaka Uruma, CFO & General Manager, Finance & Accounting Division
KDC Shubuya Building, 4th Floor
9-10, Shibuya 3-chome, Shibuya-ku, Tokyo 150-0002
Telephone: +81-3-5466-7301
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Press Release Announcement on November 10, 2009;
Merger Scheduled to Commence on April 1, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

None.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of the document filed as Exhibit A.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.	Description
A	English translation of a press release, dated November 10, 2009, announcing a merger of BLife Investment Corporation and New City Residence Investment Corporation

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed with the Securities and Exchange Commission (the "SEC") on November 12, 2009. BLife Investment Corporation will promptly communicate any change in the name or address of its agent for service of process to the SEC by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLIFE INVESTMENT CORPORATION

By: T. Fujita
Name: Takeshi Fujita
Title: Executive Officer

Date: November 12, 2009

EXHIBIT A

WITH RESPECT TO THE ANNOUNCEMENT OF THE MERGER OF BLIFE INVESTMENT CORPORATION AND NEW CITY RESIDENCE INVESTMENT CORPORATION.

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court's judgments.

(Translation)

November 10, 2009

For Immediate Release

Issuer of Real Estate Investment Trust Securities:
KDC Shibuya Building 4F, 3-9-10 Shibuya, Shibuya-ku, Tokyo
BLife Investment Corporation
Takeshi Fujita, Executive Officer
(Code Number: 8984)

Asset Management Company:
Daiwa House Morimoto Asset Management Co., Ltd.
Takeshi Fujita, President and Representative Director
Inquiries: Hirotaka Uruma
General Manager, Finance and Accounting Division
TEL: 03-5466-7303

Issuer of Real Estate Investment Trust Securities:
3-2-31 Roppongi, Minato-ku, Tokyo
New City Residence Investment Corporation
Jun Arai, Executive Officer

Asset Management Company:
CBRE Residential Management K.K.
Hidekazu Higuchi, President and Representative Director
Inquiries: Yasutaka Kato
General Manager, Planning Department
Investment & Asset Management Division
TEL: 03-6229-3860

Notice concerning the Execution of the Merger Agreement between BLife Investment Corporation and New City Residence Investment Corporation

BLife Investment Corporation ("BLife") and New City Residence Investment Corporation ("NCR") announce, as described below, that BLife and NCR entered into a merger agreement as of November 10, 2009, with the effective date being April 1, 2010, where as on September 18, 2009, prior to such execution, BLife and NCR announced the execution of the basic agreement on matters including the merger above with BLife and Daiwa House Industry Co., Ltd ("DHI") being the sponsors of NCR. For your information, please note that this merger is subject to the approval of the General Unitholders' Meeting of NCR.

1. Purpose of the Merger

(1) The J-REIT Market, which started in 2001, steadily grew in terms of the market size and the number of brands and contributed greatly to the development of the real estate transaction market. However, due to the worldwide turmoil and the credit crunch in the financial market stemming from the subprime loan issue in the United States and the steep rise in prices of raw materials by the rise in the price of oil, the real estate related industry in Japan suffered significantly, and real estate transactions generally grew stagnated in such manners as less options being available for financing and sales of real estates. As the result, NCR fell under the situation where financing for making settlements for assets scheduled to be acquired and repayment of loans which repayment dates would arrive was no longer expected, and received the court's order to commence the civil rehabilitation proceedings ("Original Civil Rehabilitation Proceedings"). While NCR focused on the solicitation of possible sponsors and the preparation of a proposed rehabilitation plan etc., the proposed rehabilitation plan was rejected at the creditors' meeting held pursuant

to the Original Civil Rehabilitation Proceedings on September 9, 2009, and the Original Civil Rehabilitation Proceedings was terminated by the decision of the Tokyo District Court. Thereafter, it was necessary, in order to avoid a bankruptcy, for NCR to promptly select a new sponsor which will be approved by the rehabilitation creditor and file a petition for the commencement of new rehabilitation proceedings based on the rehabilitation plan under the support of such sponsor.

(2) On the other hand at BLife, because the environment to merge with another investment corporation, such as the change of the situation under which external growth may be considered upon the power of the sponsor being strengthened upon changing the main sponsor to DHI in December 2008, clarification, relatively to the past, of the handling of legal affairs, accountings and tax practices to enable consideration of mergers of investment corporations, had been arranged, upon the proposal from a large rehabilitation creditor of NCR, it came to think that aspiring the stabilization of the operation by early expansion of the assets through NCR's support for rehabilitation, including the merger with NCR, would match with the benefit for the unitholders of BLife and announced its intent to provide support for rehabilitation to NCR.

(3) Under such circumstances, as announced by the both investment corporations on September 18, 2009, BLife and NCR determined that carrying out the merger of the both investment corporations ("Merger") would be the best option to improve the value for the unitholders of the both investment corporations while obtaining the approval of the creditors such as large rehabilitation creditors, and entered into the basic agreement among DHI and the both investment corporations as of the same date on the support for rehabilitation. Thereafter, BLife and NCR have consulted on various terms and conditions of the Merger pursuant to the basic agreement, leading to the execution of the merger agreement (the "Merger Agreement") today. For your information, based on the assumption that DHI and BLife have agreed on the fundamental matters on the support for rehabilitation in the rehabilitation proceedings and the support based on such agreement will be obtained, NCR again filed for the commencement of civil rehabilitation procedures on October 13, 2009, and received the decision to commence the civil rehabilitation procedure from the Tokyo District Court on October 14, 2009 (the rehabilitation proceedings of NCR that was commenced on the decision will be hereinafter referred to as the "Current Civil Rehabilitation Proceedings"). The Merger constitutes the basis of the support for rehabilitation in the Current Civil Rehabilitation Proceedings and NCR has submitted a rehabilitation plan on November 9, 2009.

(4) For your information, in relation to the rehabilitation proceedings, NCR, as announced in the "Notice concerning Issuance of New Investment units through Third Party Allotment" dated today, entered into an agreement with DHI on accepting new investment units as of today, and agreed on such matters as DHI and/or any party designated by DHI with the consent of NCR undertaking investment units that NCR shall issue for the total deposit amount of JPY 6,000,000,000, which payment date will be January 15, 2010 ("Third Party Allotment").

(5) In spite of being in the midst of the civil rehabilitation procedure, NCR, in the first place, holds strength in large-scale portfolios. After the Merger, BLife, which will be the corporation surviving after the absorption-type merger is estimated to achieve one of the largest scale in asset values in the J-REIT market. BLife after the Merger will, by utilizing the scale merit, accomplish expansion of revenue and reduction of operating and management costs and will maximize profit for unitholders thereby. Furthermore, NCR, which will be the corporation extinguishing after the absorption-type merger, has determined, under such tough circumstance of being subject to the administration of the civil rehabilitation procedure, that the Merger is the best option for the unitholders of NCR from the perspective of avoiding a bankruptcy as well as continuance of the operation that utilizes the strength of large-scale portfolios originally held by NCR through the merger with a listed J-REIT, and will continue to aspire to materialize the Merger.

2. Summary of the Merger

(1) Schedule for the Merger and the Civil Rehabilitation Proceedings of NCR

Execution date	November 10, 2009
Official announcement of the record date of the General Unitholders' Meeting of BLife	November 13, 2009 (Scheduled) (Note)
Record date of the General Unitholders' Meeting of BLife	November 30, 2009 (Scheduled) (Note)
Official announcement of the record date of the General Unitholders' Meeting of NCR	December 22, 2009 (Scheduled)
Record date of the General Unitholders' Meeting of NCR	January 15, 2010 (Scheduled)
General Unitholders' Meeting of NCR	February 23, 2010 (Scheduled)
General Unitholders' Meeting of BLife	February 25, 2010 (Scheduled) (Note)
Merger date	April 1, 2010 (Scheduled)
Merger registration date	April 1, 2010 (Scheduled)

Note: BLife shall, by utilizing the short merger pursuant to the provisions of Article 149-7, Paragraph 2 of the Investment Trust Act, carry out the Merger without approval of the General Unitholders' Meeting on the Merger Agreement pursuant to Paragraph 2 of the same Article; provided, however, BLife plans to propose amendments of the bylaws to the General Unitholders' Meeting in relation to the Merger.

(2) Method of the Merger

Absorption-type merger in which BLife will be the surviving corporation, and NCR will dissolve.

(3) Substance of Allotment for the Merger

	BLife (Corporation Surviving after the Absorption-Type Merger)	NCR (Corporation Extinguishing after the Absorption-Type Merger)
Substance of allotment for the Merger	1	0.23

a. Allotment Ratio of Investment Units

For each investment unit of NCR, 0.23 investment unit of BLife will be allotted and issued.

For the avoidance of doubt, fractions of investment units of BLife issued to the unitholders of NCR will be sold by BLife in bulk, and the sales proceeds will be distributed based on the fractions.

Furthermore, there will be no allotment of money to the unitholders of NCR in the course of the Merger.

b. Number of New Investment Units of BLife to Be Issued by the Merger

69,475 Investment units (Scheduled) (assuming that the total number of issued investment units of NCR will be increased by 120,000 prior to the Merger by the Third Party Allotment as stated in 1(4) above)

(4) Existence and Substance of Amendments of the Bylaws of the Corporation Surviving after the Absorption-Type Merger

While BLife plans to amend its bylaws in the Merger, the substance thereof is not decided at this point. We will make announcements as they are determined.

3. Calculation Basis for the Substance of Allotment for the Merger

(1) Calculation Basis

The merger ratio used in the Merger was determined to be reasonable and finalized as the result of thorough consultation and negotiation upon BLife and NCR not only comprehensively considering the respective financial status and status of assets and debts of BLife and NCR, business forecasts, merits that are envisioned to be obtained by the respective investment corporations through a merger and factors of results, etc. of the financial analysis conducted respectively by the financial advisors of BLife and NCR, but also taking into account the status of the competition and substance of support proposals in the selection of the sponsor at the Original Civil Rehabilitation Proceedings of NCR and history and the like that led to the commencement of the Current Civil Rehabilitation Proceedings .

BLife appointed Morgan Stanley Japan Securities Co., Ltd. ("Morgan Stanley") as its financial advisor for the Merger, and requested that it perform a financial analysis on the merger ratio to assist BLife in its assessment of the fairness in the calculation of the merger ratio to be used in the Merger.

For BLife and NCR respectively, Morgan Stanley analyzed the relevant merger ratio by comprehensively examining the results of analytical methodologies such as the Discounted Cash Flow Method ("DCF Method"), the Market Net Asset Value Method and the EPS Accretion/Dilution Approach. The summary of the calculation results provided by Morgan Stanley are as follows:

Method of Evaluation	Rage of Merger Ratio
DCF Method	0.105-0.276
Market Net Asset Value Method	0.189-0.348
EPS Accretion/Dilution Approach	0.186-0.299

Note: The table above shows the range of the number of investment units of BLife which will be allotted to each investment unit of NCR.

An investment uinit price analysis and comparable transaction analysis were not conducted because: (i) NCR was delisted as of November 11, 2009, due to its filings for the commencement of the civil rehabilitation proceedings and it was not possible to compare and analyze the historical pricing of investment units which is evaluated on the basis of listed investment corporations, and (ii) the only similar case to this transaction is a case under special conditions where the sponsor of the acquired investment corporation was a failed coporation and was not appropriate for comparison to this transaction. As for the method of Comparable Investment Corporation Analysis and Dividend Capitalization Approach, it may be possible to evaluate the merger ratio under the premise of having the latest annual financial data sufficiently reflecting the relative investment company's actual investment unit since it is calculated based on the latest (or the future) annual financial data. However, in this transaction, such method was not used as the main evaluation method to calculate the merger ratio because NCR does not have an investment unit price and such calculation is only conducted under certain assumptions. Please refer to Note 1 at the end of this document for the details of supplementary explanations related to the assumptions and disclaimers applicable to the analysis by Morgan Stanley.

The Board of Directors of BLife carefully evaluated the appropriateness of the Merger and the merger ratio referencing the result of the abovementioned the calculation results of the ranges of the merger ratio in the table above, respectively and comprehensively considering factors such as financial status, status of assets, forecasts of the both investment corporations. Taking the above matters into consideration, the Board of Directors of BLife determined that the Merger would improve the value of BLife, and that it would contribute to the mutual benefit of unitholders since it would improve the value of each investment unit to be received by the existing unitholders of BLife, and ultimately determined to proceed with the Merger.

On the other hand, NCR requested Citigroup Global Market Japan Inc. ("Citigroup"), which is the financial advisor for the selection of the sponsor at the Original Civil Rehabilitation Proceedings and the Current Civil Rehabilitation Proceedings, to analyze the merger ratio.

Under certain premises Citigroup conducted the method of comparing and analyzing similar listed investement corporations and the DCF method for BLife and NCR respectively, and analyzed the merger ratio by comprehensively considering the results gained from such methods above. Upon analyzing the merger ratio, the Market Net Asset Value Method was also used, however, results obtained from such method was kept as a refrence value as it was thought to be difficult to directly compare BLife and NCR due to their difference in their appraisal experts of owned asset and the timing of such appraisal. The results of Citigroup's analization are as follows:

Method of Evaluation	Rage of Merger Ratio
Method of Comparing and Analyzing Similar Listed Investement Corporations	0.10-0.32
DCF Method	0.22-0.38
(For reference only) Market Net Asset Value Method	0.31

Note: The table above shows the range of investment unit of BLife which will be allotted to each investment unit of NCR.

Considering the calculation results on the merger ratio for the Merger by Citigroup above, the Board of Directors of NCR, in order to assure the fairness of the Merger, thoroughly considered the Merger and reasonableness of the merger ratio by taking into account the course of the selection of the sponsor and the substance of the sponsor proposals at the Original Civil Rehabilitation Proceedings, the fact that, in order to avoid a bankruptcy, it would be necessary to file for commencement of new civil rehabilitation proceedings upon the determination to terminate the Original Civil Rehabilitation Proceedings being made and preparing a proposed rehabilitation plan early that would receive approval of creditors, which would be highly likely, the status of the approval of large rehabilitation creditors on the proposal by DHI and BLife, the fact that rehabilitation creditors holding more than a majority of rehabilitation obligations represented their intent to object the bidding procedures to select new candidates, and comparison and weighing of the benefit of unitholders in an event of ending at a bankruptcy and in an event of carrying out the Merger. Based on such consideration, the Board of Directors of NCR judged that the Merger would improve the corporate value of NCR and that it would contribute to the mutual benefit of the unitholders, and determined to carry out the Merger.

(2) Timeline of Calculation

BLife and NCR reached the determination that the abovementioned merger ratio is reasonable and entered into the Merger Agreement dated November 10, 2009 as the result of thorough consultation on the merger ratio between the respective investment corporations, BLife referencing the result of the abovementioned computation and NCR taking into account the contents of the analysis on the merger ratio in the table above, the competition status at the selection of the sponsor and substance of the support proposals at the Original Civil Rehabilitation Proceedings of NCR and the timeline leading to the commencement of the Current Civil Rehabilitation Proceedings, respectively and comprehensively considering factors such as financial status, status of assets, forecasts of the both investment corporations.

(3) Relationship with Calculation Institutions

Morgan Stanley, the financial advisor (calculation institution) of BLife, is not an affiliated party under the meaning of: i) Article 15-4 of the Rules on the Format and Drafting Method for the Consolidated Financial Statement and ii) Paragraph 17 Article 8 of the Rules on the Format and Drafting Method for the Financial Statement) of BLife or NCR, and does not have any material interest that requires to be mentioned in relation to the Merger.

Furthermore, Citigroup, the financial advisor of NCR, does not qualify as an affiliated party of BLife or NCR.

(4) Likelihood and Ground of Termination of Listing

The termination of listing of investment units issued by BLife due to the Merger is not expected. For your information, the investment units of NCR which will be dissolved by the Merger was delisted on November 10, 2008 due to the filing by NCR for commencement of the civil rehabilitation proceedings.

(5) Measures to Secure Fairness

In order to secure fairness of the Merger, BLife selected Morgan Stanley, which is the independent calculation institution, for the unitholders of BLife and received the Merger Ratio Calculation Report describing the analysis of the allotment in the Merger from the financial perspective subject to certain assumption.

Based on the above, the Board of Directors of BLife determined that it sufficiently implemented measures to secure fairness of the Merger.

In addition, under certain premises, NCR has obtained a merger ratio calculation document from Citigroup, the financial advisor for NCR's sponsor electing procedure, on the analyzation of contents of the allocation under the Merger, conducted from a financial perspective.

Therefore, the Board of Directors of NCR considered that there have been sufficient measures taken to guarantee the fairness of the Merger.

4. Summary of the Merging Parties

		Corporation Surviving after the Absorption-Type Merger	Corporation Extinguishing after the Absorption-Type Merger
(1)	Name	BLife Investment Corporation	New City Residence Investment Corporation
(2)	Location	3-9-10 Shibuya, Shibuya-ku Tokyo	3-2-31 Roppongi, Minato-ku, Tokyo
(3)	Executive officer	Takeshi Fujita	Jun Arai
(4)	Total investment amount	JPY 24,002 million	JPY 90,931 million
(5)	Incorporation date	June 7, 2005	September 27, 2004
(6)	Number of issued investment units	49,260	182,068
(7)	Accounting term	May and November	February and August
(8)	Main operating assets	Real Estate Trust Beneficiary Right	Real Estate Trust Beneficiary Right
(9)	Main trading banks	Sumitomo Mitsui Banking Corporation, The Chuo Mitsui Trust and Banking Company, Limited, Mizuho Bank, Ltd.	Aozora Bank, Ltd., The Chuo Mitsui Trust and Banking Company, Limited, The Nourinchukin Bank, The Sumitomo Trust & Banking Co., Ltd., Sumitomo Mitsui Banking Corporation
(10)	Large unitholders and holding ratio (Note)	Japan Trustee Service Bank, Ltd. (trust account): 13.16% Daiwa House Industry Co., Ltd.: 10.27% NikkoCiti Trust Banking Corporation (investment trust account): 9.35% Capitaland Nippon Investments Private Limited: 8.11% The Master Trust Bank of Japan, Ltd. (investment trust account): 5.12%	UBSAG London Account IPB Segregated Client Account: 13.75% DBS Vickers Hong Kong Limited Clients: 8.24% BBA Zirkus Fidelity Active Strategy Japan Fund: 7.47% Goldman Sachs International: 7.17% UBSAG London Asia Equities: 4.99%

(11) Operations in the 3 Latest Accounting Terms

	BLife Investment Corporation (Corporation Surviving after the Absorption-Type Merger)			New City Residence Investment Corporation (Corporation Extinguishing after the Absorption-Type Merger)		
Accounting Term	May 2008	November 2008	May 2009	February 2008	August 2008	February 2009
Operating revenue	1,658	1,675	1,558	6,252	5,972	5,578
Operating profit	977	949	854	3,234	2,969	2,792

(Translation)

Ordinary profit	654	619	549	2,456	1,875	2,215
Current net profit	653	612	548	2,453	△5,749	△1,456
Current net profit / unit (JPY)	13,262	12,433	11,138	14,953	△32,888	△7,999
Distribution / unit (JPY)	13,262	12,434	11,138	14,954	—	—
Net Asset unit (JPY)	500,752	499,712	498,402	537,859	467,855	459,857
Net asset	24,667	24,615	24,551	88,245	85,181	83,725
Total asset	55,546	54,618	54,456	202,743	203,889	192,576

(Unit: JPY 1 million unless otherwise specified)

(12)	Asset management company	Daiwa House Morimoto Asset Management Co., Ltd. ("DHMAM")	CBRE Residential Management K.K.("CBRERM")
(13)	Location of the asset management company	3-9-10 Shibuya, Shibuya-ku, Tokyo	3-2-31 Roppongi, Minato-ku, Tokyo
(14)	Name and title of the representative of the asset management company	Takeshi Fujita, President and Representative Director	Hidekazu Higuchi, President and Representative Director
(15)	Relationship between the Parties		
	Capital relationship	BLife and DHMAM, and NCR and CBRERM, have any capital relationship that should be mentioned. Furthermore, there is no noteworthy capital relationship between affiliated individuals and companies of BLife and DHMAM and affiliated individuals and companies of NCR and CBRERM.	
	Personnel relationship	BLife and DHMAM, and NCR and CBRERM, have any personnel relationship that should be mentioned. Furthermore, there is no noteworthy personnel relationship between affiliated individuals and companies of BLife and DHMAM and affiliated individuals and companies of NCR and CBRERM.	
	Business relationship	BLife and DHMAM, and NCR and CBRERM, have any business relationship that should be stated. Furthermore, there is no noteworthy business relationship between affiliated individuals and companies of BLife and DHMAM and affiliated individuals and companies of NCR and CBRERM.	
	Qualification as affiliated parties	NCR and CBRERM do not qualify as affiliated parties of BLife and DHMAM. Furthermore, Affiliated individuals and companies of NCR and CBRERM do not qualify as affiliated parties of BLife and DHMAM.	

Note: The above shows the Large Unitholders and holding ratio of BLife as of May 31, 2009, and of NCR as of August 31, 2009.

5. Status after the Merger

(1) Status of the Surviving Corporation

		Corporation Surviving After the Absorption-Type Merger
(1)	Name	BLife Investment Corporation
(2)	Location	3-9-10 Shibuya, Shibuya-ku, Tokyo
(3)	Executive officer	Takeshi Fujita
(4)	Total investment amount	TBD (Not Confirmed as of Today)
(5)	Accounting term	November and May
(6)	Net asset	TBD (Not Confirmed as of Today)
(7)	Total asset	TBD (Not Confirmed as of Today)
(8)	Asset management company	Daiwa House Morimoto Asset Management Co., Ltd.
(9)	Location of the asset	3-9-10 Shibuya, Shibuya-ku, Tokyo

	management company	
(10)	Title and name of the representative of the asset management company	Takeshi Fujita, President and Representative Director

(2) Large Unitholders before/after the Merger and Holding Ratio

BLife Before the Merger (as of May 31, 2009)		NCR Before the Merger (as of August 31, 2009) (Note)	
Japan Trustee Service Bank, Ltd. (investment trust account)	13.16%	Daiwa House Industry Co., Ltd.	39.73%
Daiwa House Industry Co., Ltd.	10.27%	UBSAG London Account IPB Segregated Client Account	8.29%
NikkoCiti Trust Banking Corporation (investment trust account)	9.35%	DBS Vickers Hong Kong Limited Clients	4.97%
Capitaland Nippon Investments Private Limited	8.11%	BBA Zirkus Fidelity Active Strategy Japan Fund	4.50%
The Master Trust Bank of Japan, Ltd. (investment trust account)	5.12%	Goldman Sachs International	4.32%
Capitaland Nippon Investments Private Limited, Japan Branch	4.87%	UBSAG London Asia Equities	3.01%
Trust & Custody Services Bank, Ltd. (securities investment trust account)	4.45%	CGMLIPB Customer Collateral Account	2.33%
Goldman Sachs International	3.57%	Japan Securities Depository Center, Inc., Administration account for Shares which are still Registered with its Former Owner (*Shitsunen-kabu*)	1.85%
Minami Nippon Bank, Ltd.	3.55%	Individuals	1.29%
BNP Paribas Securities Service Luxemburg Jasdec Securities	2.81%	BNP Paribas Securities Service Luxembourg Jasdec Securities	1.26%

After the Merger Simply Combined Ratio after considering the Merger Ratio	
Daiwa House Industry Co., Ltd.	27.51%
UBSAG London Account IPB Segregated Client Account	6.68%
Japan Trustee Service Bank, Ltd. (investment trust account)	5.50%
Goldman Sachs International	4.01%
NikkoCiti Trust Banking Corporation (investment trust account)	3.88%
Capitaland Nippon Investments Private Limited	3.37%
DBS Vickers Hong Kong Limited Clients	2.91%
BBA Zirkus Fidelity Active Strategy Japan Fund	2.63%

The Master Trust Bank of Japan, Ltd. (investment trust account)	2.26%
Capitaland Nippon Investments Private Limited, Japan Branch	2.02%

Note: The large unitholders and the holding ratio before and after the Merger above shows: i) the holding status of the large unitholders of BLife as of May 31, 2009, and the holding status of the large unitholders of NCR as of August 31, 2009, reflecting the changes in the holdings through the Third Party Allotment and ii) the combined calculation results based on such holding status. Furthermore, in the calculation of the abovementioned large unitholders and the holding ratio after the merger, the calculation was made with the investment units allotted based on the "2. Summary of the Merger, (3) Substance of Allotment for the Merger."

(3) Existence and Substance of Amendments to the Asset Management Service Agreement

While BLife plans to amend the Asset Management Service Agreement in the Merger, the substance thereof is not decided at this point. We will make announcements as they are determined.

(4) Existence and Substance of Change to Investment Policy

It has not decided whether any change will be made to the investment policy. We will make announcements upon determination.

(5) Existence and Substance of Amendment to Terms and Conditions of Agreements with Sponsors, etc.

It has not decided whether any amendment will be made to terms and conditions of agreements with sponsors, etc. We will make announcements upon determination.

6. Summary of Accounting Treatment

The Merger qualifies as an acquisition under the Accounting Standards for Business Combinations (Corporate Accounting Standards No. 21 as amended on December 26, 2008), and the application of the purchase method is presumed. For your information, while it is estimated that the Merger will generate negative goodwill, the amount thereof is not determined at this point.

7. Forecast

The impact of the execution of the merger agreement for the Merger on the operation status for the term ending in November 2009 of BLife (from June 1, 2009 to November 30, 2009) will be slight, and there will be no change of the forecast on the operation status. Furthermore, the operation status for the term ending in May 2010 is scheduled to be released at the announcement of financial status for the term ending in November 2009 which is scheduled during the midst of January 2010.

Note 1) Morgan Stanley, in conducting the analysis of the abovementioned merger ratio, generally applied information, etc. provided by respective investment corporations and information, etc. available to the public as they were, assumed that all of such materials and information were accurate and complete, and did not independently verify their accurateness and completeness. Furthermore, it neither independently evaluated, examined or appraised assets or debts of the respective investment corporations (including out-of-the-book assets and debts and any other incidental obligations), nor made a request for examination or appraisal to a third-party institution. In addition, with respect to information regarding financial forecasts of the respective investment corporations and the effect of synergy expected to be generated by the Merger, they assumed that such forcasts were reasonably prepared by the managements of the respective investment corporations as the information that reflected the best forecasts and judgment available at the point. The analysis of the abovementioned merger ratio by Morgan Stanley is based on the abovementioned information, etc. as of November 10, 2009.

The analysis of Morgan Stanley was performed for the purpose of providing information and support to the Board of Directors of BLife for the Board of Directors of BLife to consider the Merger, and such analysis was not performed for the purose of providing information to the Board of Directors of NCR or to support the consideration of the Merger by the Board of Directors of NCR. In addition, Morgan Stanley does not make any recommendation on how the unitholders of BLife or NCR should exercise their voting rights in relation to the Merger and any other matter.

Morgan Stanley did not provide a fairness opinion regarding the Merger nor to the allotment of investment units regarding the Merger.

Note 2) Upon calculating the merger ratio of the Merger, Citigroup assumed that: i) the Third Party Allotment was conducted as scheduled and ii) those information wich Citigroup considered (including information provided to Citigroup, publicly available information and all other information) is accurate and complete, and rely upon such accurateness and completeness, and did not independently verify their accurateness and completeness.

Furthermore, Citigroup assumed that there is no information undisclosed to Citigroup which may have material effect on the Merger or the holdings of NCR and BLife. In addition, upon calculating the merger ratio, Citigroup did not independently evaluate, appraise or conduct physical verifyication of the asset and debts (whether or not it is a contingent obligation) of NCR and BLife.

The financial estimates and the premise of NCR and BLife rely on the documents and information provided by NCR to Citigroup. Citigroup assumed that such financial estimates and premises are made and answered reasonably based on NCR's current best estimates and decisions and that the financial status of BLife and NCR transits accordingly to such estimates, and upon calculating the merger ratio Citigroupdid not conduct any independent verification or investigation and have relied on such relevant financial estimates and related documents.

Citigroup is not an expert on law, accounting or tax and did not evaluate the legitimacy, validness, and the reasonableness of the handling in respect to accounting and taxs. Citigroup assumed that the Merger will be conducted properly and validly under appropriate lega, account and tax procedures. Upon calculating the merger ratio of the Merger, taxtation on NCR, BLife and their relevant investors in respect to the Merger have not been considered. The calculation by Citigroup premises on the finance, market, economy and other status as of the date of the calculation report ("Citigroup Calculation Report") as well as the information provided to or obtained by Citigroup as of the date of the Citigroup Calculation Report.

Citigroup is appointed as NCR's financial advisor in respect to the Merger and as consideration for work including the calculation of the merger ratio Citigroup is to receive relevant fees from NCR. Citigroup and its affiliated corporations is or may have in the past provided investment banking services unrelated to the Merger and have received or shall receive in the future fees in consideration to such services, for NCR, BLife, asset oprating company of NCR or BLife, DHI or the affiliated corporations of such companies (hereinafter collectively and separately, "NCRs"). Citigroup and its affiliated corporations may provide security related businesses or other financial services for NCRs during the normal course of its business and may transact with negotiable instruments (*yukashouken*) at its own or at its costomer's account.

The calculation of the merger ratio of the Merger by Citigroup is only for the purpose to provide reference information for the Board of Directors of NCR to consider the Merger. Citigroup does not express any opinion on the reasonableness of the merger ratio of the Merger.

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* This material is distributed to: Kabuto Club, Press Association for Land, Infrastructure, Transportation and Tourism and Press Club for Specialized Newspapers on Constructions at the Ministry of Land, Infrastructure, Transportation and Tourism

* Websites for the both investment corporations:

BLife Investment Corporation	http://www.blife-reit.co.jp/
New City Residence Investment Corporation	http://www.ncrinv.co.jp/